The Lincoln National Life Insurance Company
Accelerated Benefits Rider for Chronic Illness and Terminal Illness
(Lincoln LifeAssureSM Accelerated Benefits Rider)

THE BENEFITS PAID UNDER THIS RIDER ARE INTENDED TO BE TREATED AS ACCELERATED DEATH BENEFITS UNDER SECTION 101(g)(1) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"). THE COMPANY CONSIDERS THE BENEFITS PAID UNDER THIS RIDER TO BE ELIGIBLE FOR EXCLUSION FROM INCOME UNDER SECTION 101(a) OF THE CODE TO THE EXTENT THAT ALL APPLICABLE QUALIFICATION REQUIREMENTS UNDER THE CODE ARE MET (AND, FOR ANY CHRONIC ILLNESS BENEFIT PAYMENTS, THAT SUCH PAYMENTS DO NOT EXCEED THE PER DIEM LIMIT AS PRESCRIBED BY LAW). IF CHRONIC ILLNESS BENEFITS ARE PAID IN EXCESS OF THE APPLICABLE PER DIEM LIMIT, OR IF BENEFITS ARE PAID AND ALL APPLICABLE QUALIFICATION REQUIREMENTS ARE NOT MET, THE BENEFITS MAY CONSTITUTE TAXABLE INCOME TO THE RECIPIENT.  THIS RIDER IS NOT INTENDED TO BE A QUALIFIED LONG-TERM CARE INSURANCE CONTRACT UNDER SECTION 7702B(b) OF THE CODE.  THE TAX TREATMENT OF THE ACCELERATED DEATH BENEFITS MAY CHANGE, AND YOU SHOULD ALWAYS CONSULT AND RELY ON THE ADVICE OF A QUALIFIED TAX ADVISOR.
This Rider is a part of the Policy to which it is attached (the "Policy").  The effective date of this Rider is the Policy Date.  Except as provided below, this Rider is subject to the terms and conditions of the Policy.
This Rider will remain In Force for the duration of the Policy to which it is attached, subject to this Rider's "Termination" provision.
This Rider uses terms found in the Policy.  Those terms have the same meaning as in the Policy unless we have indicated a change.  The Rider also contains terms that are not used in the Policy.  Such terms may be defined within the sentences where they appear or may be found in the "Definitions" section of this Rider.
The Specified Amount, Accumulation Value, and Surrender Value, if any, and the values and death benefits of the No-Lapse Enhancement Rider, if attached to the Policy will be reduced if you receive accelerated death benefits under this Rider as explained in the "Impact of Rider Benefits on Policy and Other Riders" provision.  Monthly Deductions will continue.  An administrative fee will be deducted from each accelerated death benefit payment under this Rider.
Each accelerated death benefit payment will reduce the Specified Amount used to determine the Policy's Cost of Insurance.  As a result, the Cost of Insurance and premiums necessary to keep the Policy In Force will change.
The payment of a Chronic Illness benefit may result in taxable income.
If the Policy's Specified Amount and the Remaining Benefit Amount are reduced to zero, both this Rider and the Policy will terminate in accordance with this Rider's "Termination" provision.
Table of Contents
Provision Page
Definitions 2
What This Rider Provides 4
Your Benefit Payment Options 4
Actuarial Discount Factors 5
Conditions for Eligibility for Benefit Payments 5
Benefit Periods for Chronic Illness Benefit Payments 6
Reduction in Benefit Payment Due to Debt 6
Impact on Other Riders and Endorsements on the Policy 6
Impact of Rider Benefits on Policy and Other Riders 7
General Provisions 8

Definitions
Activities of Daily Living ("ADLs")   The 6 basic functional abilities which measure the Insured's ability for self care and ability to live independently without Substantial Assistance from another individual.  They are:
1.	Bathing – The Insured's ability to wash himself or herself by sponge bath, or in either a tub or shower, including the task of getting into or out of the tub or shower.
2.
Continence – The Insured's ability to maintain control of bowel or bladder function, or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).

3.	Dressing – The Insured's ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.
4.	Eating – The Insured's ability to feed himself or herself by getting food into the body from a receptacle (such as a plate, cup, or table) or by a feeding tube or intravenously.
5.	Toileting – The Insured's ability to get to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.
6.	Transferring – The Insured's ability to move into or out of a bed, chair or wheelchair.
Benefit Period   A period of time equal to twelve consecutive months.  Such period begins no later than the Monthly Anniversary Day after our receipt of all documentation provided by you necessary to satisfy all Conditions for Eligibility for Benefit Payments.  A new Benefit Period will begin no earlier than the end of the current Benefit Period.
Chronically Ill (Chronic Illness)   The Insured has been certified, within the preceding 12 months, by a Licensed Health Care Practitioner as:
1.	Needing Services as set forth in Written Certification, specifying such Services are likely to be needed for the rest of the Insured's life; AND
2.	Either:
a.	Being unable to perform (without Substantial Assistance from another individual) at least 2 Activities of Daily Living for a period of at least 90 days due to a loss of functional capacity; or
b.	Requiring Substantial Supervision from another individual to protect the Insured from threats to health and safety due to Severe Cognitive Impairment.
If the Licensed Health Care Practitioner certifies that the Insured will need Services for the rest of the Insured's life due to the Insured's inability to perform (without Substantial Assistance from another individual) at least 2 Activities of Daily Living, the 90 day requirement noted in 2a. above is satisfied.
Debt   Debt as defined in the Policy; may also be referred to as Indebtedness in the Policy.
Immediate Family   Immediate Family means a person who is related to the Insured or Owner in any of the following ways: spouse, parent (includes step-parent), grandparent, brother or sister (includes stepbrother or stepsister), brother-in-law, sister-in-law, son-in-law, daughter-in-law, mother-in-law, father-in-law, child (includes legally-adopted or stepchild), grandchild or other such immediate familial relationship as recognized by the state of issue or federal statute.  In this Rider, a spouse means the legally married spouse, or partner in a civil union, domestic partnership, or common law marriage as recognized by the state of issue.
Licensed Health Care Practitioner   A Physician, a registered professional nurse, licensed social worker, or other individual whom the United States Secretary of Treasury may prescribe by regulation.  The Licensed Health Care Practitioner (a) must be acting within the scope of his or her license in the state of licensure when providing Written Certification required by this Rider; (b) may not be you, the Insured, or your or the Insured's Immediate Family; and (c) must be licensed in the United States.
Lifetime Maximum Limit   An amount used when determining this Rider's Original Benefit Amount.  The Lifetime Maximum Limit is shown in the Policy Specifications.  The actual accelerated death benefit payment amount received will be less than the Lifetime Maximum Limit due to actuarial discount factors, Rider Administrative Fee(s), and repayment of Debt, if any.
Maintenance or Personal Care Services   Any care for which the primary purpose is the needed assistance with any of the disabilities resulting from the Insured being Chronically Ill (including the protection from threats to health and safety due to Severe Cognitive Impairment).

Maximum Statutory Adjustable Policy Loan Interest Rate   This maximum rate is determined as follows:
The rate will not be more than the higher of the following:
1.	The published monthly average (defined below) for the calendar month ending 2 months before the date on which the rate is determined; or
2.	The rate used to compute the Fixed Account under the Policy plus 1 percent.
The published monthly average referred to above is defined as:
1.	Moody's Corporate Bond Yield Average - Monthly Average Corporates as published by Moody's Investors Service, Inc., or any successor thereto; or
2.
In the event that Moody's Corporate Bond Yield Average - Monthly Average Corporates is no longer published, a substantially similar average, established by regulation, or other method, issued by the Insurance Department of the state or other jurisdiction where the Policy is delivered.

Original Benefit Amount   The maximum amount you are eligible to accelerate under this Rider.  The actual accelerated death benefit payment amount received will be less than the Original Benefit Amount due to actuarial discount factors, Rider Administrative Fee(s), and repayment of Debt, if any.
Depending on which Qualifying Event occurs first, the Original Benefit Amount will be the lesser of 1. or 2.:
1.	The Policy's Specified Amount after change to Death Benefit Option I, if applicable, depending on the Qualifying Event below.
a.	For Chronic Illness, as determined on the date all Conditions for Eligibility for Benefit Payments have been satisfied; or
b.	For Terminal Illness, as determined on the Monthly Anniversary Day after our receipt of all documentation provided by you necessary to satisfy all Conditions for Eligibility for Benefit Payments; or
2.	The Lifetime Maximum Limit.
Per Diem Limit   The maximum daily benefit established annually by the Internal Revenue Service on January 1st.  This amount multiplied by the number of days in a Benefit Period is the annual equivalent of the Per Diem Limit, and is used to determine the maximum Chronic Illness benefit payment per Benefit Period.  We will use the Per Diem Limit in effect at the beginning of each Benefit Period for the entire Benefit Period.
Physician   An individual as defined in Section 1861(r)(1) of the Social Security Act.  The Physician (a) must be acting within the scope of his or her license in the state of licensure when providing Written Certification required by this Rider; (b) may not be you, the Insured, or your or the Insured's Immediate Family; and (c) must be licensed in the United States.
Remaining Benefit Amount   The Remaining Benefit Amount is equal to the Original Benefit Amount adjusted by:
1.	subtracting the amount of all Chronic Illness benefit(s) paid divided by the applicable Chronic Illness actuarial discount factor for each payment, and
2.	subtracting the Terminal Illness benefit paid divided by the applicable Terminal Illness actuarial discount factor.
Services   The necessary diagnostic, preventive, therapeutic, curing, treating, mitigating and rehabilitative services, and Maintenance or Personal Care Services required by a Chronically Ill Insured.
Severe Cognitive Impairment   Deterioration or loss in the Insured's intellectual capacity that is:
1.	comparable to (and includes) Alzheimer's disease and similar forms of irreversible dementia; and
2.	measured and confirmed by clinical evidence and standardized tests that reliably measure impairment in the following areas:
a.	the Insured's short-term or long-term memory;
b.	the Insured's orientation as to person (such as who they are), place (such as their location), and time (such as day, month, and year); and
c.	the Insured's deductive or abstract reasoning, including judgment as it relates to safety awareness.

Substantial Assistance   Hands-on assistance or the presence of another person within arm's reach that is necessary to prevent, by physical intervention, injury to the Insured while the Insured is performing the Activities of Daily Living.
Substantial Supervision   Continual supervision (which may include cueing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the Insured from threats to his or her health or safety (such as may result from wandering) due to Severe Cognitive Impairment.
Terminally Ill (Terminal Illness)   The Insured's life expectancy is reduced to 12 months or less.
Terminally Ill (Terminal Illness) Certification   Before any benefit can be paid for Terminal Illness; you must furnish evidence satisfactory to us.  Such evidence must include a certification of the Insured's medical condition from a Physician.  The certification must state that in the Physician's opinion the Insured has an illness or physical condition which has reduced the Insured's life expectancy to 12 months or less.
Written Certification   Written documentation required in a form satisfactory to us completed by a Licensed Health Care Practitioner, at your or the Insured's expense, certifying that the Insured is Chronically Ill as defined herein and specifying that Services are likely to be needed for the rest of the Insured's life.  We must receive and approve a Written Certification prior to the start of any Benefit Period in order for you to be eligible to receive a Chronic Illness benefit payment, provided all other Conditions for Eligibility for Benefit Payments are met.
What This Rider Provides
This Rider provides for the acceleration of up to 100% of the Original Benefit Amount, as defined above, upon occurrence of a Qualifying Event provided all of the terms and conditions of this Rider have been met.  There are two Qualifying Events, defined below: (1) the Insured is certified as Chronically Ill; or (2) the Insured is certified as Terminally Ill.
There is no waiting period to receive a benefit under this Rider once all Conditions for Eligibility for Benefit Payments have been satisfied. The benefit payment is payable immediately on the date we approved all documentation necessary to satisfy the Conditions for Eligibility for Benefit Payments.  Furthermore, we do not require proof of incurred expenses for you to receive benefits under this Rider.  This Rider's benefits will be paid to the Owner or Owner's estate while the Insured is living, unless the benefit has been otherwise assigned or designated by the Owner.  This Rider's benefits will only be paid by check or other method made available by us.  Any benefit requested during the Policy's contestable period is subject to the "Incontestability" provision of the Policy.
Concurrent with your Election to accelerate the death benefit, you and any Irrevocable Beneficiary will be given a statement demonstrating the effect of the acceleration of death benefits on the Accumulation Value, Specified Amount, premium, Surrender Value, Cost of Insurance charges, and loans. You will be given an additional statement with each benefit payment demonstrating the effect of the acceleration of death benefits on the above noted values.
Your Benefit Payment Options
(1)	For a Chronic Illness Qualifying Event
This benefit will be paid as an annual lump sum.  You cannot receive payment of more than one Chronic Illness benefit per Benefit Period.  We must receive and approve a Written Certification prior to the start of any Benefit Period in order for you to be eligible to receive a Chronic Illness benefit payment, provided all other Conditions for Eligibility for Benefit Payments are met.
The amount accelerated will be greater than the Chronic Illness benefit payment and will be determined by dividing the requested benefit payment, subject to the minimum and maximum described below, by the applicable Chronic Illness actuarial discount factor (as described in the "Actuarial Discount Factors" provision).  The amount accelerated will not be allowed to exceed the Remaining Benefit Amount.
Each Chronic Illness benefit payment will be subject to a minimum of the least of 1) $50,000; 2) 5% of the Original Benefit Amount multiplied by the applicable actuarial discount factor; or 3) the balance of the Remaining Benefit Amount multiplied by the applicable Chronic Illness actuarial discount factor.
Each Chronic Illness benefit payment will also be subject to a maximum of the least of 1) an amount equal to the annual equivalent of the Per Diem Limit; 2) 25% of the Original Benefit Amount multiplied by the applicable actuarial discount factor; or 3) the balance of the Remaining Benefit Amount multiplied by the applicable Chronic Illness actuarial discount factor.

(2)    For a Terminal Illness Qualifying Event
The maximum Terminal Illness benefit payment will be the lesser of the following: 1) 50% of the Remaining Benefit Amount; or 2) $250,000.  Note: This benefit will only be paid once and will be paid as a lump sum.  If you Request less than the maximum benefit, the remainder will not be available at a later date.  The amount accelerated will be greater than the Terminal Illness benefit payment and will be determined by dividing the requested benefit payment by the applicable Terminal Illness actuarial discount factor (as described in the "Actuarial Discount Factors" provision).  The amount accelerated will not be allowed to exceed the Remaining Benefit Amount.
Subject to meeting all Conditions for Eligibility for Benefit Payments, you may Request to receive accelerated death benefits under multiple Qualifying Events as follows:
1.
A Chronic Illness benefit and then at a later date Request to receive the Terminal Illness benefit.  In the same Policy Month, you may receive both a Chronic Illness benefit and the Terminal Illness benefit; or

2.	The Terminal Illness benefit and then at a later date Request to receive a Chronic Illness benefit.
Actuarial Discount Factors
A Chronic Illness actuarial discount factor will be applied to each Chronic Illness amount accelerated and a Terminal Illness actuarial discount factor will be applied to the Terminal Illness amount accelerated.  Actuarial discount factors reflect the early payment of benefits available under the Policy.  The actuarial discount factor used will be based on a mortality assumption and an interest rate which has been declared by us in effect on the date the benefit payment is determined.  The maximum interest rate used shall not exceed the greater of:
1.	the current yield on 90 day treasury bills available on the date the benefit payment is determined; or
2.	the current Maximum Statutory Adjustable Policy Loan Interest Rate in effect on the date the benefit payment is determined.
Conditions for Eligibility for Benefit Payments
You are eligible to receive an accelerated death benefit payment if the Policy and this Rider are In Force when all of the following requirements are met:
1.	Our receipt and approval of the following documentation provided by you:
a.	Certification of either:
i.	For Chronic Illness, Written Certification by a Licensed Health Care Practitioner, independent of us, that the Insured is a Chronically Ill individual; or
ii.	For Terminal Illness, Terminally Ill Certification by a Physician that the Insured is Terminally Ill.
b.	Our receipt of consent to make such payment, by Notice, of any assignee of record named under the Policy or any Irrevocable Beneficiary named under the Policy.
2.
We complete, at our discretion and expense, a personal interview with, and an assessment of, the Insured, including examination or tests by a Licensed Health Care Practitioner of our choice for the Chronic Illness Qualifying Event or by a Physician of our choice for the Terminal Illness Qualifying Event; and our receipt of copies of any relevant medical records from any health care provider involved in the Insured's care.  If there is a difference in opinion between the Insured's Licensed Health Care Practitioner/Physician and our Licensed Health Care Practitioner/Physician, we will require that a third opinion be obtained from a Licensed Health Care Practitioner/Physician acceptable to us and you.  This opinion will be at our expense and will be mutually binding; and

3.	The Insured is living at the time all of the above requirements are met.
Payment of an accelerated death benefit is due immediately on the date we approve all documentation necessary to satisfy the Conditions for Eligibility for Benefit Payments.

Benefit Periods for Chronic Illness Benefit Payments
Any Chronic Illness benefit payment will be paid to you at the start of a Benefit Period, which is no later than the first Monthly Anniversary Day following the date we approved all documentation necessary to satisfy all Conditions for Eligibility for Benefit Payments.
We will not automatically send documentation to you for Written Certification to begin a new Benefit Period.  A new Benefit Period may be Requested during a current Benefit Period.  However, a new Benefit Period will begin no earlier than the end of the current Benefit Period.
A new Benefit Period will begin provided the following requirements are met:
1.	this Rider is In Force;
2.	you Request a Chronic Illness benefit payment after the current Benefit Period has ended; and
3.	we receive and approve all documentation necessary to satisfy all Conditions for Eligibility for Benefit Payments.
Reduction in Benefit Payment Due to Debt
Any Chronic Illness benefit or Terminal Illness benefit paid under this Rider will be first used to repay a portion of any outstanding Debt under the Policy.  The portion to be repaid will be determined by the product of the following:
[A / B] * C where:
A.    is Debt;
B.    is the current Specified Amount immediately prior to a benefit payment; and
C.    is either i. or ii. noted below depending on the Qualifying Event:
i.	the Chronic Illness benefit payment divided by the applicable Chronic Illness actuarial discount factor; or
ii.	the Terminal Illness benefit payment divided by the applicable Terminal Illness actuarial discount factor.
If there is value in the Loan Account, the Loan Account will be reduced by the amount of the reduction in the benefit payment due to the repayment of Debt.
Impact on Other Riders and Endorsements on the Policy
If any of the following Riders or Endorsements are attached to your Policy, this Rider may have an impact on any benefits provided under such Rider or Endorsement.
Waiver of Monthly Deduction Rider: If the Insured is on Total Disability as provided and defined under any Waiver of Monthly Deduction Rider, we will continue to waive the monthly deductions falling due under the Policy once payment of an accelerated death benefit begins under this Rider subject to the Insured's continued Total Disability.
Children's Term Insurance Rider: If this Rider and the Policy terminate due to item e. of this Rider's "Termination" provision, the Children's Term Insurance Rider's benefit will become paid-up insurance as described in the Rider's "Non-forfeiture Values" provision.
Enhanced Surrender Value Rider: Once payment of an accelerated death benefit under this rider begins, the Enhanced Surrender Value Rider will terminate.
Exec Enhanced Surrender Value Rider: Once payment of an accelerated death benefit under this rider begins, the Exec Enhanced Surrender Value Rider will terminate.
Premium Reserve Rider: Once payment of an accelerated death benefit under this rider begins, you will receive a payment of the Premium Reserve Rider Surrender Value and the Premium Reserve Rider will terminate.

Impact of Rider Benefits on Policy and Other Riders
Effect on Policy and Rider Values
Benefit payments under this Rider will reduce certain policy and rider values by multiplying such values by a Reduction Ratio.  The values that will be reduced are the following:
1.	Specified Amount;
2.	Accumulation Value.
a.	The Reduction Ratio will be applied to the Accumulation Value in the following order:
i.	The Fixed Account Value and/or Sub-Account(s) will be reduced in the same proportion as the balances are invested in such account(s);
ii.	If insufficient value exists in the Fixed Account and Sub-Accounts to cover the reduction in Accumulation Value, the Holding Account Value, if any, will be reduced;
iii.
If insufficient value exists in the Holding Account to cover the reduction in Accumulation Value, the most recently opened Segment in the Indexed Account, if any, will be reduced and will continue in successive order on a last in – first out basis.  If multiple Segments were opened on the same Indexed Account Allocation Date, a prorated portion will be taken from each Segment.

3.	If any No-Lapse Enhancement Rider is attached to the Policy, the following will be reduced:
a.	The No-Lapse Value;
b.	The Reset Account Value;
c.	Guaranteed Minimum Death Benefit; and
d.	The Reset Death Benefit.
Debt will be reduced as noted in the "Reduction in Benefit Payment Due to Debt" provision.
Any reduction in policy values and rider values will occur on the Monthly Anniversary Day prior to the Monthly Deduction.  The proportion by which the above values will be reduced will be based on a Reduction Ratio, determined as follows:
1.	Chronic Illness Benefit Payments:
Each Chronic Illness benefit payment will reduce the above values, in each case, to an amount determined by multiplying each value by a Reduction Ratio of (b-a)/b where:
a.	is the Chronic Illness benefit payment divided by the applicable Chronic Illness actuarial discount factor, and
b.	is the current Specified Amount immediately prior to a benefit payment.
2.	Terminal Illness Benefit Payment:
The payment of the Terminal Illness benefit payment will reduce the above values, in each case, to an amount determined by multiplying each value by a Reduction Ratio of (b-a)/b where:
a.	is the Terminal Illness benefit payment divided by the applicable Terminal Illness actuarial discount factor, and
b.	is the current Specified Amount immediately prior to the benefit payment.
Effect of the first request for an accelerated death benefit payment
If a Death Benefit Option other than Death Benefit Option I is in effect, the Death Benefit Option will be changed to Death Benefit Option I prior to the first benefit payment.  No further Death Benefit Option changes are permitted.
If the death of the Insured occurs after the Owner Requests to receive accelerated death benefits but before any such benefits are received, the Request shall be cancelled and the Death Benefit Proceeds will be paid pursuant to the Policy and this Rider's "Termination" provision item f.

Effect on Policy and Riders after the first accelerated death benefit payment
Each accelerated death benefit payment will reduce the Specified Amount used to determine the Policy's Cost of Insurance.  As a result, the Cost of Insurance and any premiums necessary to keep the Policy In Force will change.
If a "No-Lapse" provision is included in the Policy (not by Rider), each accelerated death benefit payment will reduce the No-Lapse Premium required to satisfy the terms of the Policy's provision.
You must continue to pay any premiums necessary to keep the Policy In Force as described in the Policy or in any applicable riders attached to the Policy.
We will send you a report showing the change in current values under your Policy with each accelerated death benefit payment you receive.
Upon the first acceleration, if there is an existing Participating Loan on your Policy, the loan will be converted to a Fixed Loan as described in the Policy.  The loan conversion limitation of once per twelve-month period will not apply.
After you have received an accelerated death benefit payment under this Rider, and while this Rider is In Force, any loan taken will be a Fixed Loan, if applicable.
The Loan Account, if any, will be reduced as noted in the "Reduction in Benefit Payment Due to Indebtedness" provision.
If the death of the Insured occurs while benefits are being received under this Rider, we will pay the Death Benefit Proceeds, which may be less than the Remaining Benefit Amount, and the Death Benefit Proceeds will be reduced by any decrease in the Remaining Benefit Amount after the date of the Insured's death.
General Provisions
Rider Administrative Fee   An administrative fee will be deducted from each accelerated death benefit payment under this Rider.  The administrative fee will not exceed the Guaranteed Maximum Administrative Fee as shown in the Policy Specifications.
Exclusions   This Rider does not provide an accelerated death benefit for Chronic Illness or Terminal Illness resulting from intentionally self-inflicted injury or attempted suicide, while sane or insane.
Reinstatement   If you have not yet received an accelerated death benefit under this Rider, and the Policy is terminated and reinstated, you may reinstate this Rider as part of your Policy.  Such reinstatement will be subject to satisfactory Evidence of Insurability and all other terms and conditions of the Policy.
If any accelerated death benefits have been received under this Rider, this Rider may not be reinstated.
Termination   This Rider and all rights provided under it will terminate upon the earliest of the following:
a.	The Policy terminates or is surrendered for its Surrender Value;
b.	The date we receive your Request to terminate this Rider;
c.	If any No-Lapse Enhancement Rider is attached to the Policy, any increase of the Policy's Specified Amount will cause this Rider to terminate;
d.	The Remaining Benefit Amount is reduced to zero;
e.	The Policy's Specified Amount and the Remaining Benefit Amount are reduced to zero, which will cause the termination of both this Rider and the Policy; or
f.	The death of the Insured which will cause the Death Benefit Proceeds to become payable under the Policy.
Termination of this Rider shall not prevent the payment of accelerated death benefits for any Qualifying Event that occurred while this Rider was In Force except where amounts have been paid or are payable as Death Benefit Proceeds.

President